EXHIBIT 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(Expressed in United States Dollars)

VOX ROYALTY CORP.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(Expressed in United States Dollars)

INDEX

Unaudited Condensed Interim Consolidated Statements of Financial Position	1

Unaudited Condensed Interim Consolidated Statements of Income and Comprehensive Income	2

Unaudited Condensed Interim Consolidated Statements of Changes in Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	5-16

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Financial Position (Expressed in United States Dollars)

		As at
	Note	September 30, 2023	December 31, 2022
		$	$
Assets
Current assets
Cash and cash equivalents		8,459,526	4,174,654
Accounts receivable	4	4,014,942	2,000,062
Prepaid expenses		165,001	595,531
Total current assets		12,639,469	6,770,247

Non-current assets
Royalty, stream and other interests	5	36,288,698	32,860,568
Intangible assets	6	1,218,054	1,355,709
Restricted cash		569,695	700,000
Deferred royalty acquisitions	5	5,000	118,932

Total assets		50,720,916	41,805,456

Liabilities
Current liabilities
Accounts payable and accrued liabilities	7	1,742,169	1,766,131
Dividends payable	8	536,761	447,583
Income taxes payable		513,048	584,148
Other liabilities	10	98,373	176,434
Total current liabilities		2,890,351	2,974,296

Non-current liabilities
Other liabilities	10	-	425,281
Deferred tax liabilities		4,697,461	2,991,431

Total liabilities		7,587,812	6,391,008

Equity
Share capital	8	65,418,093	57,020,116
Equity reserves	9	3,870,161	3,303,503
Deficit		(26,155,150)	(24,909,171)

Total equity		43,133,104	35,414,448

Total liabilities and equity		50,720,916	41,805,456

Commitments and contingencies (Note 14)

Subsequent events (Note 19)

Approved by the Board of Directors on November 8, 2023

Signed                           “Kyle Floyd”                          , Director              Signed                       “Robert Sckalor”                                    , Director

See accompanying notes to the unaudited condensed interim consolidated financial statements.

1

Vox Royalty Corp.

Unaudited Condensed Interim Consolidated Statements of Income and Comprehensive Income

For the three and nine months ended September 30, 2023 and 2022

(Expressed in United States Dollars)

	Note	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
		$	$	$	$
Revenue
Royalty revenue		3,514,929	3,181,574	9,313,168	6,088,263
Other revenue		-	-	-	315,084
Total revenue	16	3,514,929	3,181,574	9,313,168	6,403,347

Cost of sales
Depletion	5	(405,111)	(718,567)	(1,407,005)	(1,331,169)
Gross profit		3,109,818	2,463,007	7,906,163	5,072,178

Operating expenses
General and administration	11,13	(1,132,067)	(1,243,990)	(3,989,001)	(3,769,020)
Share-based compensation	9,10,13	(396,055)	(403,143)	(1,215,289)	(795,151)
Impairment charge	5	-	-	(500,000)	-
Impairment reversal	5	250,000	-	250,000	-
Project evaluation recovery (expenses)	5	67,160	(36,063)	(127,777)	(47,711)
Total operating expenses		(1,210,962)	(1,683,196)	(5,582,067)	(4,611,882)

Income from operations		1,898,856	779,811	2,324,096	460,296

Other income (expenses)
Realized loss on investments		-	-	-	(604,574)
Other income	12	175,627	152,822	317,814	1,854,454
Income before income taxes		2,074,483	932,633	2,641,910	1,710,176

Income tax expense	17	(1,027,951)	(848,693)	(2,325,060)	(1,434,059)

Net income and comprehensive income		1,046,532	83,940	316,850	276,117

Weighted average number of shares outstanding
Basic		48,151,956	44,405,490	46,414,746	41,855,991
Diluted		48,151,956	44,405,490	46,433,057	41,899,674

Income per share
Basic		0.02	0.00	0.01	0.01
Diluted		0.02	0.00	0.01	0.01

 See accompanying notes to the unaudited condensed interim consolidated financial statements.

2

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Changes in Equity For the nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

	Note	Number of Shares	Share Capital	Equity Reserves	Deficit	Total Equity
		#	$	$	$	$
Balance, December 31, 2021		39,379,199	43,648,023	1,163,397	(24,101,745)	20,709,675
Shares issued for acquisition of royalties		4,950,517	12,043,516	1,183,086	-	13,226,602
Share issue costs		-	(27,548)	-	-	(27,548)
Dividends declared		-	-	-	(445,940)	(445,940)
Exercise of RSUs		193,105	395,926	(395,926)	-	-
Exercise of warrants		226,234	663,970	(131,548)	-	532,422
Share redemption (normal course issuer bid)		(192,200)	(213,230)	-	(240,985)	(454,215)
Share-based compensation		-	-	1,280,997	-	1,280,997
Net income and comprehensive income		-	-	-	276,117	276,117

Balance, September 30, 2022		44,556,855	56,510,657	3,100,006	(24,512,553)	35,098,110

Balance, December 31, 2022		44,758,269	57,020,116	3,303,503	(24,909,171)	35,414,448
Shares issued in equity financing	8	3,478,750	8,349,000	-	-	8,349,000
Share issue costs		-	(1,251,599)	-	-	(1,251,599)
Shares issued for royalty milestone payments	8	215,769	495,446	-	-	495,446
Dividends declared	8	-	-	-	(1,562,829)	(1,562,829)
Exercise of RSUs	9	343,658	805,130	(805,130)	-	-
Share-based compensation	9,10	-	-	1,371,788	-	1,371,788
Net income and comprehensive income		-	-	-	316,850	316,850

Balance, September 30, 2023		48,796,446	65,418,093	3,870,161	(26,155,150)	43,133,104

See accompanying notes to the unaudited condensed interim consolidated financial statements.

3

Vox Royalty Corp. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

	Note	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
		$	$	$	$
Cash flows from operating activities
Net income for the period		1,046,532	83,940	316,850	276,117
Adjustments for:
Fair value change of other liabilities	10	(190,147)	(289,670)	(346,843)	(2,142,865)
Deferred tax expense	17	561,947	814,853	1,706,030	1,146,356
Foreign exchange gain (loss) on cash and cash equivalents		15,171	(48,606)	36,185	(107,801)
Write-off of project evaluation expenses	5	-	-	114,162	-
Share-based compensation	9,10	396,055	403,143	1,215,289	795,151
Impairment charge	5	-	-	500,000	-
Impairment reversal	5	(250,000)	-	(250,000)	-
Amortization	6	45,885	45,885	137,655	137,655
Depletion	5	405,111	718,567	1,407,005	1,331,169
Realized loss on investments		-	-	-	604,574
		2,030,554	1,728,112	4,836,333	2,040,356
Changes in non-cash working capital:
Accounts receivable		(1,468,422)	(1,236,288)	(2,014,880)	(2,491,143)
Prepaid expenses		83,019	104,972	251,487	182,366
Accounts payable and accrued liabilities		336,476	344,509	(72,531)	351,503
Income taxes payable		377,874	24,801	(71,100)	268,370
Net cash flows from operating activities		1,359,501	966,106	2,929,309	351,452

Cash flows from (used in) investing activities
Acquisition of royalties		(4,488,604)	(36,578)	(4,488,604)	(4,180,843)
Pre-acquisition royalty revenues		-	1,414,276	-	1,414,276
Restricted cash		130,305	-	130,305	(700,000)
Deferred royalty acquisitions		6,967	(1,296)	(52,746)	1,233
Proceeds from sale of investments		-	-	-	1,545,925
Net cash flows from (used in) investing activities		(4,351,332)	1,376,402	(4,411,045)	(1,919,409)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	8	1,089,000	-	8,349,000	-
Share issue costs	8	(371,240)	-	(1,072,556)	(27,548)
Dividends paid	8	(529,672)	-	(1,473,651)	-
Share redemption (normal course issuer bid)	8	-	(268,351)	-	(454,215)
Exercise of warrants		-	-	-	532,422
Net cash flows from (used in) financing activities		188,088	(268,351)	5,802,793	50,659

Increase (decrease) in cash and cash equivalents		(2,803,743)	2,074,157	4,321,057	(1,517,298)
Impact of foreign exchange on cash and cash equivalents		(15,171)	48,606	(36,185)	107,801
Cash and cash equivalents, beginning of the period		11,278,440	1,532,542	4,174,654	5,064,802

Cash and cash equivalents, end of the period		8,459,526	3,655,305	8,459,526	3,655,305

Supplemental cash flow information (Note 15)

See accompanying notes to the unaudited condensed interim consolidated financial statements.

4

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

1. Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario). The Company’s registered office is 66 Wellington Street West, Suite 5300, TD Bank Tower Box 48, Toronto, ON, M5K 1E6, Canada. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “VOXR”.

Vox is a mining royalty company focused on accretive acquisitions. Approximately 80% of the Company’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its portfolio of exploration and development stage royalties.

2. Basis of preparation

(a)Statement of compliance

These unaudited condensed interim consolidated financial statements are prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and apply the same accounting policies and application as disclosed in the annual financial statements for the year ended December 31, 2022. They do not include all of the information and disclosures required by International Financial Reporting Standards (“IFRS”) for annual statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited condensed interim consolidated financial statements. Operating results for the period ended September 30, 2023 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2023. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2022.

These unaudited condensed interim consolidated financial statements were reviewed, approved, and authorized for issue by the Company’s Board of Directors on November 8, 2023.

(b)Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. These unaudited condensed interim consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its three wholly-owned subsidiaries.

(c)Principles of consolidation

These unaudited condensed interim consolidated financial statements incorporate the accounts of the Company and its wholly-owned subsidiaries: SilverStream SEZC (Cayman Islands), which in turn owns all of the shares of Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada); and Vox Royalty USA Ltd. (Delaware, USA). The Company incorporated Vox Royalty USA Ltd. (Delaware, USA) on October 4, 2023.

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d) Changes in accounting policies

Certain new accounting standards and interpretations have been published that were required to be adopted effective January 1, 2023. These standards did not have a material impact on the Company’s current or future reporting periods.

(e) Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the International Financial Reporting Interpretations Committee that are mandatory for accounting periods commencing on or after January 1, 2024. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

Effective on January 1, 2024, the amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

3. Significant judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impact of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences.

5

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where the assumptions and estimates are significant to the consolidated financial statements were the same as those applied to the Company’s annual financial statements for the year ended December 31, 2022.

4. Accounts receivable

	September 30, 2023	December 31, 2022
	$	$
Royalties receivable	3,810,709	1,921,670
Sales tax recoverable	204,233	78,392

	4,014,942	2,000,062

Royalties receivable represents amounts that are generally collected within 45 days of quarter-end.

5. Royalty, stream and other interests

As at and for the nine months ended September 30, 2023:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	Impairment (recovery)	Ending	Opening	Depletion	Disposal	Ending	Carrying Amount
		$	$	$	$	$	$	$	$	$
Wonmunna	Australia	14,527,467	187,381	-	14,714,848	(830,176)	(948,584)	-	(1,778,760)	12,936,088
Royalty portfolio	Australia	-	4,402,308	-	4,402,308	-	-	-	-	4,402,308
Janet Ivy	Australia	2,494,285	-	-	2,494,285	(29,633)	(57,608)	-	(87,241)	2,407,044
Koolyanobbing	Australia	2,649,738	-	-	2,649,738	(1,198,243)	(165,292)	-	(1,363,535)	1,286,203
South Railroad	USA	2,316,757	-	-	2,316,757	(79,814)	(5,877)	-	(85,691)	2,231,066
Limpopo	South Africa	1,150,828	-	-	1,150,828	-	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	-	953,349	-	-	-	-	953,349
Goldlund	Canada	400,671	424,824	-	825,495	-	-	-	-	825,495
Brits	South Africa	764,016	-	-	764,016	-	-	-	-	764,016
Otto Bore	Australia	583,612	-	-	583,612	-	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	(528,220)	(178,205)	-	(706,425)	-
Lynn Lake (MacLellan)	Canada	873,088	-	-	873,088	-	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(93,637)	(462)	-	(94,099)	381,624
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	-	311,742
Cardinia	Australia	302,850	-	-	302,850	-	-	-	-	302,850
Brauna	Brazil	262,328	-	-	262,328	(75,121)	(21,135)	-	(96,256)	166,072
Montanore	USA	61,572	-	-	61,572	-	-	-	-	61,572
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	-	210,701
Other	Australia	1,606,079	-	250,000	1,856,079	-	(29,842)	-	(29,842)	1,826,237
Other	Peru	1,545,609	-	(500,000)	1,045,609	-	-	-	-	1,045,609
Other	Canada	549,493	70,622	-	620,115	-	-	-	-	620,115

Total		35,695,412	5,085,135	(250,000)	40,530,547	(2,834,844)	(1,407,005)	-	(4,241,849)	36,288,698

6

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

Total royalty, stream and other interests include carrying amounts in the following countries:

	September 30, 2023	December 31, 2022
	$	$
Australia	28,100,706	24,462,805
USA	2,292,638	2,298,515
South Africa	1,914,844	1,914,844
Canada	2,318,698	1,823,252
Peru	1,045,609	1,545,609
Brazil	616,203	637,338
Nigeria	-	178,205

	36,288,698	32,860,568

Royalty acquisition for the nine months ended September 30, 2023

Royalty Portfolio

On September 12, 2023, Vox completed the acquisition of a portfolio of nine royalties from an Australian Company (the “Seller”). The royalties include three development stage and six exploration stage royalties in Australia, including a 4% gross revenue royalty over the Red Hill gold project and a 3% net smelter royalty (“NSR”) over the Horseshoe Lights copper project. The aggregate purchase price consisted of (i) cash consideration that was paid to the Seller on closing of $4,363,285 (A$6,750,000), and (ii) non-cash consideration being Vox providing ongoing royalty-related services to the vendor from Vox’s proprietary database of royalties.

Reversal of impairment charge

During the three and nine months ended September 30, 2023, the Company and Central Iron Ore Ltd. (“CIO”), the new operator of the British King project, agreed to the following:

In exchange for CIO acknowledging the Company’s interest over the project:

•	The historical 1.5% NSR on the first 10,000oz produced and 5.25% gold stream thereafter originally granted to SilverStream by the prior operator was extinguished;
•	A new 1.25% NSR gold royalty interest was assigned to Vox by the prior operator in connection with the transfer of the project from the prior operator.
•	CIO paid Vox $126,390 (A$200,000) for reimbursement of legal fees, which was recorded as a recovery of project evaluation expenses on the Statement of Income and Comprehensive income; and
•	Relinquish any claims against the previous operator.

As a result of the new 1.25% NSR gold royalty assigned to Vox by the prior operator, the Company re-evaluated the carrying value of the British King royalty asset and recognized a reversal of past impairment charge of $250,000 for the three and nine months ended September 30, 2023.

Impairment

During the period ended June 30, 2023, the Company became aware that the operator of the Alce exploration project did not renew the relevant mining claims and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the Alce royalty as of June 30, 2023, and the carrying value of the investment of $500,000 has been reduced to $nil.

Deferred royalty acquisitions

Deferred royalty acquisitions as at September 30, 2023 of $5,000 (December 31, 2022 - $118,932) relate to costs incurred prior to the execution and closing of a royalty acquisition. Deferred royalty acquisition costs are reallocated to royalty, stream and other interests upon signing of a definitive agreement. If management determines not to proceed with a proposed acquisition, the deferred costs are reallocated to project evaluation expenses.

7

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

6. Intangible assets

Intangible assets are comprised of the Mineral Royalties Online (“MRO”) royalty database.

Database
$
Cost at:
December 31, 2022	1,837,500
Additions	-
September 30, 2023	1,837,500

Accumulated amortization at:
December 31, 2022	481,791
Additions	137,655
September 30, 2023	619,446

Net book value at:
December 31, 2022	1,355,709
September 30, 2023	1,218,054

7. Accounts payable and accrued liabilities

	September 30, 2023	December 31, 2022
	$	$
Trade payables	253,367	448,206
Sales tax payable	531,488	345,036
Accrued liabilities	957,314	972,889

	1,742,169	1,766,131

8. Share capital and additional paid-in capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at September 30, 2023 and at December 31, 2022 is as follows:

	September 30, 2023	December 31, 2022
	$	$
Issued and outstanding: 48,796,446 (December 31, 2022: 44,758,269) common shares	65,418,093	57,020,116

Share issuances for the nine months ended September 30, 2023

On January 24, 2023, the Company issued 215,769 common shares as a second milestone payment relating to the Canadian gold portfolio it acquired on June 3, 2022, for total consideration of $495,446.

On June 16, 2023, the Company completed a public offering (“Public Offering”) of 3,025,000 common shares at a price of $2.40 per common share, for gross proceeds of $7,260,000. In connection with the offering, the Company paid agent fees of $471,900, representing 6.5% of the gross proceeds.

On July 11, 2023, the syndicate of underwriters for the Public Offering exercised their over-allotment option in full to purchase an additional 453,750 common shares at a price of $2.40 per common share, for gross proceeds of $1,089,000. In connection with the exercise of the over-allotment, the Company paid agent fees of $70,785, representing 6.5% of the gross proceeds.

8

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2023.

Declaration date	Dividend per common share	Record date	Payment date	Dividends payable
	$			$
March 13, 2023	0.011	March 31, 2023	April 14, 2023	496,396
May 10, 2023	0.011	June 30, 2023	July 14, 2023	529,672
August 10, 2023	0.011	September 29, 2023	October 13, 2023	536,761

	0.033			1,562,829

9. Equity reserves

Warrants

The following summarizes the warrant activity for the nine months ended September 30, 2023 and 2022:

	September 30, 2023		September 30, 2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	3,600,000	4.50	251,762	3.00
Granted	-	-	3,600,000	4.50
Exercised	-	-	(226,234)	3.00
Expired	-	-	(25,528)	3.00

Outstanding, end of period	3,600,000	4.50	3,600,000	4.50

Exercisable, end of period	3,600,000	4.50	3,600,000	4.50

The following table summarizes information of warrants outstanding and exercisable as at September 30, 2023:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
March 25, 2024	3,600,000	4.50	0.48

	3,600,000	4.50	0.48

See Note 10 for additional warrants classified as other liabilities.

Options

The Company maintains an omnibus long-term incentive plan (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The exercise price, expiry date, and vesting terms are determined by the Board of Directors. The Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of grant.

9

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

The following summarizes the stock option activity for the nine months ended September 30, 2023 and 2022:

	September 30, 2023		September 30, 2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	1,603,984	3.71	799,826	3.25
Granted	-	-	804,158	4.16
Forfeited	(68,732)	4.16	-	-

Outstanding, end of period	1,535,252	3.69	1,603,984	3.71

Exercisable, end of period	1,368,578	3.63	600,954	3.55

The following table summarizes information of stock options outstanding as at September 30, 2023:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	799,826	2.75	799,826	2.75
March 9, 2027	4.16	735,426	3.44	568,752	3.44

		1,535,252	3.08	1,368,578	3.04

Restricted Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash.

During the nine months ended September 30, 2023, 725,157 RSUs were granted, and vest as follows:

-	709,168 RSUs vest in 25% increments on each of June 30, 2023, December 31, 2023, June 30, 2024, and December 31, 2024; and
-	15,989 RSUs vest in 25% increments on each of June 30, 2023, September 30, 2023, December 31, 2023, and March 31, 2024.

The share-based compensation expense related to RSU grants is recorded over the vesting period.

The following summarizes the RSU activity for the nine months ended September 30, 2023 and 2022:

	September 30, 2023		September 30, 2022
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	$	$
Outstanding, beginning of period	615,044	2.56	581,696	2.13
Granted	725,157	2.60	263,548	3.01
Exercised	(343,658)	2.34	(193,105)	2.05
Forfeited	(4,559)	3.01	-	-

Outstanding, end of period	991,984	2.63	652,139	2.51

Vested, end of period	379,649	2.61	198,688	2.49

10

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

10. Other liabilities

The following summarizes the other liabilities balance:

	September 30, 2023	December 31, 2022
	$	$
Warrants	98,373	445,216
PSUs	-	156,499
	98,373	601,715
Less: current portion	-	176,434

Non-current portion	-	425,281

Warrants

The following summarizes the warrant activity for nine months ended September 30, 2023 and 2022:

	September 30, 2023		September 30, 2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of period	5,097,550	4.50	5,097,550	4.50
Expired	(2,289,667)	4.50	-	-

Outstanding, end of period	2,807,883	4.50	5,097,550	4.50

Exercisable, end of period	2,807,883	4.50	5,097,550	4.50

The following table summarizes information of warrants outstanding and exercisable as at September 30, 2023:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
March 25, 2024	2,807,883	4.50	0.48

	2,807,883	4.50	0.48

The Company used the BSM to estimate the period end fair value of warrants during the period using the following weighted average assumptions:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Expected stock price volatility	51%	36%
Risk-free interest rate	4.83%	3.76%
Expected life	0.48 years	1.10 years
Period end share price	$1.99	$2.18
Expected dividend yield	2.16%	-

Performance Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable PSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested PSUs. The PSUs issued were treated as derivative instruments because the number of shares to be eventually issued is based on a percentage of the common shares outstanding at the time the performance hurdle is met. The share-based compensation expense will be recorded over the vesting period, which is the date that specific share price hurdles are met.

11

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

The following summarizes the PSU activity for the nine months ended September 30, 2023 and 2022:

	September 30, 2023		September 30, 2022
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of period	895,166	0.23	787,584	1.36
Increase for the period	80,762	-	103,554	0.30

Outstanding, end of period	975,928	-	891,138	0.30

Vested, end of period	-	-	-	-

The Company used the Monte Carlo simulation model to estimate the period end fair value of PSUs during the period using the following weighted average assumptions:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Expected stock price volatility	45%	41%
Risk-free interest rate	4.95%	3.84%
Expected life	0.25 years	0.90 years
Period end share price	C$ 2.75	C$ 2.93
Expected dividend yield	1.99%	-

11. General and administration

The Company’s general and administrative expenses incurred for three and nine months ended September 30, 2023 and 2022 are as follows:

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	$	$	$	$
Corporate administration	314,521	352,698	978,478	1,110,565
Nasdaq / TSX initial listing costs	-	118,605	147,327	264,503
Professional fees	116,708	132,353	533,718	386,227
Salaries and benefits	625,500	594,449	2,102,013	1,870,070
Director fees	29,453	-	89,810	-
Depreciation	45,885	45,885	137,655	137,655

	1,132,067	1,243,990	3,989,001	3,769,020

12. Other income

The Company’s other income for the three and nine months ended September 30, 2023 and 2022 are as follows:

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	$	$	$	$
Fair value change of other liabilities	190,147	289,670	346,843	2,142,865
Foreign exchange expense	(169,873)	(158,180)	(306,966)	(321,160)
Interest income	155,353	21,332	277,937	32,749

	175,627	152,822	317,814	1,854,454

12

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

13. Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2023 and 2022 are as follows:

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	$	$	$	$
Short-term employee benefits	580,565	468,699	1,841,526	1,513,324
Share-based compensation	407,291	309,765	1,110,724	491,595

	987,856	778,464	2,952,250	2,004,919

14. Commitments and contingencies

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. The Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended September 30, 2023, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

The Company is committed to minimum annual lease payments for its premises, which renews on a quarterly basis, and certain consulting agreements, as follows:

October 1, 2023 to September 30, 2024
$
Leases	12,980
Consulting agreements	69,199

82,179

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,582,840
Janet Ivy(1)(4)	1,935,577
Goldlund(1)(5)	369,822
Brits(1)(6)	1,250,000
Bullabulling(2)(7)	645,192
Koolyanobbing(8)	322,596
El Molino(9)	450,000
Uley(1)(10)	141,942
Winston Lake(11)	73,964
Norbec & Millenbach(11)	18,491

11,790,424

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)	A milestone payment of A$3,000,000 due upon cumulative royalty receipts from Janet Ivy exceeding A$750,000.
(5)	A milestone payment of C$500,000 or the issuance of up to a maximum of 184,399 common shares in December 2023.
(6)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(7)

Milestone payments include: (i) A$500,000 upon the Operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(8)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(9)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(10)	Milestone payment due upon commencement of commercial production.
(11)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

13

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

15. Supplemental cash flow information

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	$	$	$	$
Change in accrued deferred royalty acquisitions	(7,348)	-	(52,516)	-
Change in accrued royalty acquisition costs	66,142	132,732	101,085	161,998
Change in accrued share issue costs	(271,024)	-	-	-
Reclassification of prepaid expenses to share issue costs	-	-	179,043	-
Share issuance for royalty milestone payments	-	-	495,446	-
Change in accounts receivable related to Wonmunna pre-acquisition royalty revenues	-	1,619,635	-	205,359
Share issuance for royalty acquisition costs	-	387,816	-	12,043,516
Warrants issuance for royalty acquisition costs	-	-	-	1,183,086

16. Segment information

For the nine months ended September 30, 2023 and 2022, the Company operated in one reportable segment being the acquisition of royalty interests.

For the three and nine months ended September 30, 2023 and 2022, revenues generated from each geographic location is as follows:

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	$	$	$	$
Australia	3,497,424	2,297,881	8,364,415	4,165,098
Nigeria	-	866,526	882,922	1,872,736
Brazil	17,505	17,167	50,326	34,924
USA	-	-	15,505	15,505
Canada	-	-	-	315,084

Total	3,514,929	3,181,574	9,313,168	6,403,347

The Company has the following non-current assets in seven geographic locations:

	September 30, 2023	December 31, 2022
	$	$
Australia	28,675,401	25,162,805
USA	2,292,638	2,298,515
Canada	2,318,698	1,942,184
South Africa	1,914,844	1,914,844
Peru	1,045,609	1,545,609
Cayman Islands	1,218,054	1,355,709
Brazil	616,203	637,338
Nigeria	-	178,205

Total	38,081,447	35,035,209

17. Income taxes

For the three and nine months ended September 30, 2023 and 2022, income tax recognized in net income and comprehensive income is comprised of the following:

	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
	$	$	$	$
Current tax expense	466,004	33,840	619,030	287,703
Deferred tax expense	561,947	814,853	1,706,030	1,146,356

Income tax expense	1,027,951	848,693	2,325,060	1,434,059

14

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

18. Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the nine months ended September 30, 2023 and the year ended December 31, 2022.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at September 30, 2023, the Company had cash and cash equivalents of $8,459,526 (December 31, 2022 - $4,174,654) and working capital of $9,749,118 (December 31, 2022 - $3,795,951).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and other liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian-denominated monetary assets and liabilities at September 30, 2023, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income and other comprehensive income by $535,000.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and income tax liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2023 and December 31, 2022, the Company does not have any financial instruments measured at fair value after initial recognition, except for other liabilities, which are estimated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the unaudited condensed interim consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

15

Vox Royalty Corp. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2023 and 2022 (Expressed in United States Dollars)

As at September 30, 2023

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	(98,373)	(98,373)

	-	-	(98,373)	(98,373)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at September 30, 2023 and December 31, 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of income and comprehensive income.

	September 30, 2023	December 31, 2022
	$	$
Balance, beginning of period	601,715	3,327,672
Change in valuation of financing warrants (Note 10)	(346,843)	(2,200,312)
Share-based compensation recovery on PSUs (Note 10)	(156,499)	(525,645)

Balance, end of period	98,373	601,715

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at September 30, 2023, the capital structure of the Company consists of $43,133,104 (December 31, 2022 - $35,414,448) of total equity, comprising of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

19. Subsequent events

On October 18, 2023, Vox completed the acquisition of a pre-production gold royalty over a portion of the Plutonic Gold Mine complex in Western Australia. The Plutonic East gold royalty is a sliding scale tonnage royalty. The aggregate purchase price consisted of total cash consideration that was paid on closing of $797,703 (A$1,250,000).

On October 25, 2023, the Company entered into an Intellectual Property Licensing Agreement (“IP Licensing Agreement”) with a private investment group, in respect of certain coal royalties in Vox’s proprietary global royalty database. As part of the IP Licensing Agreement, on the successful closing of relevant coal royalty transactions, Vox will receive a Transaction Fee of up to 3.0% of the upfront purchase price and up to 3.0% of any future earn out payments or contingent payments associated with any applicable coal royalty assets acquired.

On November 8, 2023, the Board of Directors of the Company declared a quarterly dividend of $0.011 per common share payable on January 12, 2024 to shareholders of record as of the close of business on December 29, 2023.

16